Exhibit 99.1

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Justin Gover
2.	Reason for the notification
a.	Position/status	Chief Executive Officer
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Exercise of Long Term Incentive Plan options and sale of resulting American Depositary Shares an accordance with 10b5.1 plan dated 30 August 2017
c.	Price(s) and volume(s)	Price(s) $107.89 Volume(s) 889 ADS’s sold
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	November 1, 2017
f.	Place of the transaction	Nasdaq, New York

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Dr Geoffrey Guy
2.	Reason for the notification
a.	Position/status	Chairman
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Exercise of Long Term Incentive Plan options and sale of resulting American Depositary Shares an accordance with 10b5.1 plan dated 2 October 2017
c.	Price(s) and volume(s)	Price(s) $109.53 Volume(s) 10,671 ADS’s sold
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	November 1, 2017
f.	Place of the transaction	Nasdaq, New York